Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a transcript of Matt Kinsella’s interview with Nasdaq’s MarketSite on November 26, 2025 in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

From NASDAQ’s Market Sites, I’m your host, Christina Iannis. And joining me today is Matt Kinsella, CEO of Inflection. Matt, great to see you. Thank you so much for joining. Thanks for having me, Christina. Now, Inflection is a quantum technology company with a very unique approach. Talk to me about your differentiating factor. Sure. So when we say quantum, we’re talking about the world of the very small, right? The world of the atomic and the subatomic. And that encompassing term, quantum, means taking some of the very bizarre properties that take place down at that quantum level, so again, atomic and subatomic, and turning them into products. And there are different modalities. And when I say modality, I mean the way you take those quantum mechanical properties and turn them into products.

Our modality-neutral atoms are very flexible, and so instead of being used only for computing— which is what most folks think is the thing you use quantum for— you can use neutral atoms to do a whole host of different products. And so those range from timekeeping devices to RF antennas to sensors and computers, and so we can address that whole swath of products because of the flexibility of this technology. And that’s largely made possible because this technology can be done at room temperature. Many quantum technologies require big freezers. And so, because of that, they’re kind of good for one thing, which is to sit in a data center and become a computer. Ours is much more flexible. So that’s what’s unique about it. And inflection is an early mover in this space.

Do you think this has a benefit? Absolutely, because what it allows you to do is build products that actually have real commercial advantage today. So the quantum version of the product is actually better than the classical version of the product. That better can be measured in orders of magnitude. So not like 50% better or 100% better, but like 10 times better, 100 times better, 10,000 times better, a million times better in some cases. So mind-blowing. Improvements in performance. So if you look at clocks, for instance, we can build clocks that can keep time 10,000 times more precisely than classical clocks. Atomic clocks, basically. More like 1,000. So three orders of magnitude. And we will get there at some point, but quantum computers don’t yet do anything commercial.

Yet that a classical computer can’t do. They will scale very quickly and become very powerful in the not too distant future. But today, they just aren’t able to do anything at the power levels we have to beat a classical computer. So what makes this a benefit for us is we can actually put products out into the world that have real quantum advantage today and show the world that quantum does make improved performance by 10x, a million x, whatever you pick. And ultimately, it will do the same for computing. So taking a step back a little bit for our audience who is less familiar with quantum technology, how does it really work? So I can tell you how ours works. And so we were talking about the world are very small, right?

So we’ve got talking atomic and subatomic. And the physics that rule the day down there are called quantum mechanics and so we use lasers to address atoms and take advantage of their quantum mechanical and turning those into products. So let me give you an example. So you can think of, got a prop here to show you actually. So this is our quantum core. So inside of this, are millions of rubidium atoms. And we have integrated electronics and microwaves into this cell. And this is effectively outer space in your hand. It is actually more vacuum-y than outer space. It’s the most vacuum-y, to the extent vacuum-y is a word, the most vacuum-y place in the universe. And inside here are rubidium atoms, and we hit those rubidium atoms with lasers.

Then we control those rubidium atoms and then turn those quantum mechanical properties into different products. So a clock: we shoot a laser at the rubidium atoms, we excite the electron, and the electron goes from excited to neutral, excited to ground, excited to ground, excited to ground, and that becomes effectively the ticking of a clock, a very stable frequency reference, and that clock ticks about 1,000 times faster than other types of atomic clocks. We can also turn those same rubidium atoms into antenna. We excite them, and then they can receive the entire electromagnetic spectrum. And then ultimately, we want to build a computer. We address each atom individually. Each of those atoms becomes a qubit, and then we entangle those qubits. It’s one of the very strange things that you hear about in the quantum mechanical world. And then we can use those entangled qubits to perform calculations. And those types of calculations that those types of bits are good at are different than the types of calculations that classical bits are good at. That’s really interesting. So which industries, from your perspective, will quantum impact the most? Yes. So, if we bucket everything that’s not a computer, a quantum computer, into, let’s call them quantum systems, sensors, those quantum sensors are already having big impact on the world, largely in the national security world. So the level of precision that we can do from our sensing is again, orders of magnitude more precise. And you can imagine some of the use cases why that would be useful for the national security world.

From a timekeeping perspective, you think about GPS. GPS is a position, navigation, and timing system. But time is actually one of the most, if not the most important thing that comes down to us from the GPS cluster increasingly. GPS is being spoofed, GPS is being denied, and when that happens, you can’t have time to synchronize. If you can’t synchronize things, they don’t work. And so the electricity grid, the RF networks, the financial markets all synchronize to GPS from a timing perspective. And so in that absence, in the absence of GPS, you need local timekeeping that is as good, or better, than GPS. And so our clocks can help you do that. So in a GPS environment, allow things to still function. So very much a real-world use case.

If we’re thinking specifically about computing, what will quantum that classical computers can’t do. Again, we’ll turn our atoms into qubits, and then we’ll use those qubits kind of in the same way that you use a classical bit in a computer, but these qubits can do... kind of magical things. One of the things they can do is simulate various types of probability outcomes, sort of all at once, and then collapse down to the right answer. And so those types of problems would be the types of problems that nature presents. And so let’s say we wanted to build a better battery, or we wanted to build a new jet fuel. In order to do that with a classical computer, even if we’re talking the most powerful supercomputer in the world, powered by GPUs, you’re gonna need to do each trial and error, one after the other, and often those can take take billions of years, in some cases a trillion years.

Quantum computers can simulate all of those at the same time and effectively give you the recipe for what the materials you would need to build that new jet fuel or to build that better battery. And so it’s the types of problems, I usually define them as small data problems. So a limited number of variables, but when you start combining those variables. The range of outcomes starts to approach infinity, those are the types of problems that classical computers have a very hard time addressing and will never be able to address effectively, and the types of problems that quantum computers won’t be able to do. It’s interesting because over the past few years, AI has been all the buzz, but now people are talking about quantum as that next frontier.

So why is now the right time for quantum? Now is the right time for quantum because of something called logical qubits. Not to introduce a new confusing term, but I was telling you about qubits. So qubits are very noisy. They have a lot of error. And it wasn’t until 2023 that the world got our first logical qubits. And logical qubits are error-corrected, pristine. Qubits that can actually be used for computation. And so, up until 2023, it was really unclear as to whether quantum computers were going to be able to do anything useful, because we didn’t have any logical qubits. have logical qubits. We just need more. So most people agree, and I tend to think this way as well.

I believe that at a hundred logical qubits, we’ll start to do interesting things with quantum computers that you can’t do with classical computers. We announced about a month ago that we have 12 logical qubits. And as we approach 100, we’ll start to get to that place where we can do things probably in the material science world that you can’t do on a classical computer. And then, when you scale to 1,000 logical qubits, you’ll be able to do more interesting things. But it’s important to note that this will be done in tandem with AI. And so, just like GPUs layered on top of CPUs in the data center, QPUs will start to become prevalent in the data center, and problems will just be chopped up into their little parts that are best solved by CPUs, GPUs, and QPUs.

And so it’ll just start to kind of proliferate into the data center. So going off of that point, let’s dive deeper into that. What will quantum trigger as that next era of disruption? Well, I think, if you think at, let’s look at the 100 logical qubit, 1,000 logical qubit, and then beyond level. And again, we’re just focusing on computing now, so let’s not talk about sensing. At 100 logical qubit... will start to be able to build new materials much more easily. And so it will start to help AI construct materials like jet fuel. So let’s just use SpaceX, for example. What types of things does Elon Musk need to focus on? He needs to focus on the materials that he’s using to build a starship that are robust enough to go up through the atmosphere, back down through the atmosphere, up and down, and can survive.

Of that and a lot of what they’re struggling with right now are indeed material science problems he has to find the right materials. Normally, you need to kind of go serially trying combinations of molecules to figure out what that right material is. And quantum computers will be able to help him figure that out quite easily. Jet fuel, for example. We need better jet fuel that can take you farther, take you faster, more efficiently. Quantum computers will be able to help design those types of things. These are the types of problems that are very challenging for classical computers to address. Go to a thousand logical qubits now, we’ll start seeing things in drug discovery. So, the combination of molecules to discover new drugs a lot of times this is all kind of just very trial and error.

We’re kind of lucky we discovered drugs because the way we’re going about it— even with AI—will be able to simulate those combinations of drugs simultaneously and accelerate the pace of discovering new drugs rapidly. So, those are a couple of industries. And then, you’ll see, we can talk about other types of industries that’ll be disrupted, but it’ll be. Pretty prolific and it’s one of these things where you have to you’ll be humble when you’re making predictions because it’s very challenging to know what this technology will be used for going back 30 years, 50 years, especially no one would have predicted what computers would bring into the world. Right, it’s very challenging to have that creativity to figure those things out. I feel that will be the case with quantum as well.

Absolutely. Now, you were a featured guest at NVIDIA’s GTC, one of the biggest tech conferences in the world. What were some of the key takeaways from that? Well, it’s reinforcing of what I was talking about with AI and quantum really being tightly coupled. And so one of the announcements that NVIDIA made was that they... are releasing something called NVQ Link, which is an integration layer between quantum computers and AI supercomputers that will allow them to work hand in hand and solve some of the world’s hardest problems. Problems and so back in December of last year we actually announced alongside NVIDIA that we solved a very basic material science problem, but it was something that couldn’t have been done just on GPUs, nor could it have been done on QPUs.

But working together, we were able to chop that problem up and send the right parts of the problems to the right types of computer, and then recombine it to solve it. And it’s a little bit of a precursor. sort of what the world is going to look like and what NVIDIA announced is going to accelerate us getting there. And I think you’ve seen a more and more focus on quantum from NVIDIA over the past year and a half, call it. And I believe that’s because they share this view that they will work together and quantum will allow them to sell more GPUs. So going off of your point, looking into the future, what can investors expect from inflection over the next 12 to 24 months? Well, Inflection’s vision and mission is to commercialize quantum computing.

And so we are both building the technology we need in quantum computing to get to commercial advantage. But along the way, we’re monetizing these sensing products, ranging from again clocks to RF antenna to sensors. So what you should expect from us is to continue to commercialize and monetize those products where we already have quantum advantage today and continue to work the milestones that we need to achieve to get to quantum advantage in computing. So, over the next 12 to 24 months, I think you should see us growing revenue in our sensing products as well as selling quantum computing systems. Even though they aren’t yet commercially useful, there is a market to sell these quantum computers, and we’ve sold our fair share. We’ll continue to sell our fair share. And we’ll continue to push the limits on getting towards that 100 logical qubit level where we can start to see real quantum advantage in computing. And we’re looking forward to following your continued growth. Matt, thank you so much.

Thank you, Christina.

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.